SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

February 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	SAG Holdings Limited
Amendment No. 11 to Registration Statement on Form F-1
Filed January 26, 2024
File No. 333-267771

Ladies and Gentlemen:

SAG Holdings Limited (the “Company”) has submitted the Company’s Amendment No. 12 to Registration Statement on Form F-1 today to update the related party transactions disclosure on page 89.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood